03 MAR 19 AM 7:21

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

03007848

March 17, 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

dlw 4/7

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ____________________
Nobuyoshi Ando
General Manager
Finance & Accounting Dept.

Enclosure

File Number: 82-34668

03 MAR 19 AM 7:21

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Transfer of Manufacturing Rights of Suvenyl®, a joint function improver" dated January 27, 2003 (English translation as Attachment 1)

   b. Document titled "NOTICE CONCERNING ALTERATION OF THE FISCAL TERM" dated January 28, 2003 (English translation as Attachment 2)

   c. Document titled "Restructuring Plan of Plants and Laboratories" dated January 29, 2003 (Detailed summary English translation as Attachment 3)

   d. Document titled "Chugai and Roche Jointly Develop and Promote Chugai's promising Rheumatoid Artheritis Medicine" dated February 25, 2003 (Detailed summary English translation as Attachment 4)

   e. Document titled "F. Hoffman La-Roche Announces Financial Results for Fiscal 2002" dated February 26, 2003 (English translation as Attachment 5)

   f. Document titled "Chugai to Dissolve its Subsidiary – Chugai Transportation Co., Ltd." dated February 28, 2003 (Detailed summary English translation as Attachment 6)

2. Press releases

   a. Press release titled "Tohoku Chugai Pharmaceutical Co., Ltd. and Chugai's Kagamiishi Plant Acquire "ISO14001," Environmental Management System Certification" dated January 17, 2003 (English translation as Attachment 7)

   b. Press release titled "Supply of Tamiflu (anti-influenza drug)" dated January 17, 2003 (English translation as Attachment 8)

c. Press release titled "Collaborative Contract and the In-License Patent Rights Contract between Chugai and Abgenix" dated February 3, 2003 (English version as Attachment 9)

Attachment 1

Translation

Chugai Pharmaceutical Co., Ltd.
Aventis Pharma Ltd.
Denki Kagaku Kogyo Co., Ltd.

Transfer of Manufacturing Rights of Suvenyl®, a joint function improver

Tokyo—January 27, 2003—Chugai Pharmaceutical Co., Ltd. (Chugai) [Main Office: Tokyo Chuo-ku. President: Osamu Nagayama], Aventis Pharma Ltd. (Aventis) [Main Office: Tokyo Minato-ku. President: James Mitchum] and Denki Kagaku Kogyo Co., Ltd. (Denki Kagaku Kogyo) [Main Office: Tokyo Chiyoda-ku. President: Toshio Hiruma] announced today that they have agreed to transfer the manufacturing rights of Suvenyl® dispo and Suvenyl® vial, sodium hyaluronate for intraarticular injection, a joint function improver, to Chugai from Aventis.

Manufactured by Denki Kagaku Kogyo using a mass production zymotechnics process that utilizes a variant of *Streptococcus equi,* sodium hyaluronate for intraarticular injection was released on to the market in August 2000. While Aventis holds the manufacturing and marketing rights to the drug, Denki Kagaku Kogyo has been commissioned manufacturing rights and Chugai will conduct sales and marketing.

Chugai's acquisition of the manufacturing rights is the result of a "Transfer of Rights" agreement, which is based on Aventis' reevaluation of its global product line and the compatibility of the agreement with Chugai's regional business strategy. The agreement will enable Chugai to respond more quickly to the needs of its customers and allow the Company to take full advantage of the drug's potential.

Finalizing the deal for the transfer of manufacturing rights from Aventis to Chugai will begin as soon as possible. Following the transfer, Chugai and Denki Kagaku Kogyo will cooperate under a direct agreement between the two companies; Chugai will continue to market the drugs and assume responsibility for packaging from Aventis; Denki Kagaku Kogyo will continue to manufacture the drugs on a commission basis.

Unlike other sodium hyaluronate for intraarticular injection, Suvenyl's® indications are not only for osteoarthritis of the knees and inflammation of the shoulder but also for knee pain associated with chronic articular rheumatism.

Contact to:

Chugai Pharmaceutical Co., Ltd.	Tel: +81-3-3273-0881
Aventis Pharma Ltd.	Tel: +81-3-5571-6314
Denki Kagaku Kogyo Co., Ltd.	Tel: +81-3-3507-5070

File Number: 82-34668

Attachment 2

Translation

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama
	President & CEO
Inquiries to:	Nobuyoshi Ando,
	General Manager, Finance and Accounting Dept.
Tel:	03-3281-6611

January 28, 2003
Chugai Pharmaceutical Co., Ltd.

NOTICE CONCERNING ALTERATION OF THE FISCAL TERM

Chugai Pharmaceutical Co., Ltd.(Chugai) hereby announces that at the Board of Directors meeting held on January 28, 2003, it decided to change its fiscal term as is described below.

1. Reason for the change

As a member of the Roche Group, Chugai will adopt the same calendar-based fiscal term as Roche.

2. Description of the fiscal term alteration

Present fiscal term: ends March 31

New fiscal term: ends December 31

The next fiscal period will be a transition period, and we intend to make it a nine-month fiscal term beginning on April 1, 2003, and ending December 31, 2003.

Note (1): As the alteration of the fiscal term constitutes a change in the articles of association, the change must be ratified at the Annual General Shareholders' Meeting slated for the end of June 2003.

Note (2): Appropriate adjustments with existing payment terms of a coupon of the series #6 convertible bonds due to this change of fiscal term shall be consulted with the commissioned banks and announced in due course.

File Number: 82-34668

Attachment 3

Translation

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	03-3273-0554

January 29, 2003
Chugai Pharmaceutical Co., Ltd.

Restructuring Plan of Plants and Laboratories

Chugai Pharmaceutical Co., Ltd. ("Chugai") (Head Office: Chuo Ward, Tokyo /Representative President Osamu Nagayama) hereby announces the closure of the Takada Research Laboratory (Toshima Ward, Tokyo) and the sales of its land, the closure of the Matsunaga Plant (Fukuyama City, Hiroshima Prefecture/ Plant Director: Takashi Terazono), the dissolution of our company subsidiary Hiroshima Chugai Pharmaceutical Co., Ltd. (Representative President: Katsuhiro Sagitani) ("Hiroshima Chugai"), the transfer of Takaoka Plant's manufacturing license (Takaoka City, Toyama Prefecture/ Plant Director: Shigeru Gotoh) and the stock transfer of our subsidiary company, Takaoka Chugai Pharmaceutical Co., Ltd. (Representative President: Hyo Katsumi) ("Takaoka Chugai"). These decisions were made during the restructuring process of production and research sites as a part of Chugai's commitment to establish solid and firm business foundations with more efficient and further concentrated use of management resources.

Since the strategic alliance with Roche, officially implemented last October, Chugai has aimed for maximizing Chugai business development. Currently we are involved all across the Chugai Group in maximizing sales synergy (enhanced sales productivity), cost synergy (improved cost structure), and R&D synergy (enriched pipelines and improved research efficiency), with the objective to further our growth as one of the top R&D-based pharmaceutical companies in Japan with strong global network basis.

Therefore, careful review of these decisions was necessary since Chugai considered the restructuring of the production and research sites an essential challenge to be addressed.

According to this decision, the research & development sites will be restructured from the original 5 sites in Japan and 1 site overseas (Fuji-Gotemba Research Laboratory: Gotemba City, Shizuoka Prefecture, Tsukuba Research Laboratory: Niihari County, Ibaraki Prefecture, Takada Research Laboratory: Toshima Ward, Tokyo, Ukima Research Laboratory: Kita Ward, Tokyo, Kamakura Research Laboratory: Kamakura City, Kanagawa Prefecture, Chugai Pharma USA: San Diego, US) to 4 R&D sites in Japan and 1 site overseas (Fuji-Gotemba, Kamakura, Tsukuba, Ukima, Chugai Pharma USA). Production sites will be reorganized from the original 7 sites in Japan (Utsunomiya Plant: Utsunomiya City, Tochigi Prefecture, Fujieda Plant: Fujieda City, Shizuoka Prefecture, Kagamiishi Plant: Iwase County, Fukushima Prefecture, Kamakura Plant: Kamakura City, Kanagawa Prefecture, Ukima Plant: Kita Ward, Tokyo, Matsunaga Plant: Fukuyama City, Hiroshima Prefecture and Takaoka Plant: Takaoka City, Toyama Prefecture) are reorganized into 4 (Utsunomiya, Fujieda, Kagamiishi, and Kamakura) production sites (Ukima Plant will be transformed into a research center for industrialization).

The fixed cost reduction through the restructuring, accounts for approximately 2.5 billion yen (¥2,500,000,000) per annum.

Restructuring of Research Sites

Closure and Sales of the Takada Research Laboratory

The Takada Research Laboratory was established in 1950 as a research center for the Pharmaceutical Technology Division. With the construction of the Takada General Research Laboratory in 1960, the Takada Research Laboratory has been the core of Chugai's research functions. Currently, it has a vital role as part of production technology research and product research for ethical products, as well as research for non-prescription products, etc. Chugai will transfer all these functions of the Takada Research Laboratory to other existing sites of the Chugai Group, and then close and sell the laboratory at the end of December 2003.

Since the Takada Research Laboratory is located in a part of downtown Tokyo with a limited site area, in addition to the extended residential area around the laboratory, Takada Research Laboratory had become increasingly less suitable as a research laboratory. For this reason, in 1987, Fuji-Gotemba Research Laboratory was constructed, and the drug discovery research functions at Takada were transferred. In the process of restructuring sites for non-clinical development, which has been promoted since 1997, pre-clinical research

functions and production technology functions at Takada were intended for gradual transfer to Fuji-Gotemba Laboratory or to the Ukima Plant site area. Furthermore, production technology functions (functions of formulation research and analytical research) at Takada Research Laboratory are to be transferred to other sites in June 2003 and product research functions in August 2003. Thus, everything related to the transfer of the research functions of ethical products will be completed. By the end of September 2003, research functions for non-prescription products will also be transferred to other sites.

Restructuring of Production Sites

In the midst of a slowdown in the Japanese OTC market, Chugai sales of 100ml tonic drinks, and Mini Drinks, the key OTC products for Chugai, have also suffered, and thus it has been imperative for Chugai to review and drastically reform the production framework in order to achieve further strengthened cost competitiveness and fixed cost reduction.

Furthermore, more intensified cost competition is expected among contractors in line with the upcoming Japanese Pharmaceutical Affairs Law revision (introduction of a system to facilitate the overall outsourcing of drug manufacturing). In order to proactively address these challenges, we have concluded that the production system taken thus far can no longer work well and that we need to outsource production of OTC tonic drinks to external contractors in order to enhance cost competitiveness.

Closure of the Matsunaga Plant and Dissolution of Hiroshima Chugai

At the Matsunaga Plant, Mini-Drinks like Guronsan® oral liquid, one of the key products of the Chugai OTC business, and ethical drugs in injection and liquid form such as Digosin® injection (digitalis glycoside preparation) and Ulcerlmin® liquid (gastritis, digestive ulcers), have been produced by Chugai's manufacturing contractor, Hiroshima Chugai, a 100% wholly-owned Chugai subsidiary established in 1996.

However, in recent years, due to its site limitations and surrounding residential area, the location of the Matsunaga Plant has become unsuitable as a manufacturing site. Even through the remodeling of the plant, we concluded it very difficult to address the previously mentioned challenges and therefore have decided to terminate the manufacturing contract with Hiroshima Chugai and outsource the manufacturing to another external contractor.

Specifically, the manufacturing contract of "Mini-Drinks" with Hiroshima Chugai will be terminated at the end of March 2003, and the manufacturing license will be transferred to Dydo Yakuhin Kogyo Co., Ltd. (Head Office: Chuo Ward, Osaka City/ Representative President Yoshimi Takamatsu) (contract-out). For Rx injections, the contract with Hiroshima

Chugai will be terminated at the end of October 2003, and the manufacturing license will then be transferred (contract-out) to Kobayashi Pharmaceutical Industry Co., Ltd. (Head Office: Setagaya Ward, Tokyo/ Representative President Shigeo Nonoyama). Similarly, for Rx liquids, the contract with Hiroshima Chugai will be terminated at the end of November 2003, and the manufacturing license will be transferred (contract-out) to Nakakita Yakuhin Co., Ltd (Head Office: Naka Ward, Nagoya City/Representative President Tomohisa Nakakita).

In line with the contract-out production, the Matsunaga Plant will be closed at the end of December, 2003, and after that, Hiroshima Chugai will be dissolved (liquidated) accordingly.

Transfer of the Manufacturing Function at the Takaoka Plant and Takaoka Chugai stock

At the Takaoka Plant, tonic drinks, mainly New Guromont®, one of the key products of Chugai's OTC business, have been produced by Chugai's manufacturing contractor, Takaoka Chugai, established in 1999 as a subsidiary of Chugai (100% wholly-owned by Chugai as of 2001.)

However, we have concluded it difficult to address the previously mentioned challenges with the current production volume, and thus have decided to transfer the manufacturing functions of the Takaoka Plant to Fuji Pharmaceuticals, where the same 100ml-size tonic drinks are to be manufactured and marketed. This is designed to build a concentrated production system of the 100ml tonic drinks both for Chugai and Fuji Pharmaceuticals so that Chugai can further strengthen its cost competitiveness of the 100ml tonic drinks on the market.

Specifically, everything owned by Chugai and used by Takaoka Chugai including the land, building and related facilities is to be transferred to Takaoka Chugai, as well as the manufacturing license as of March 31, 2003.

On the same day, all the shares of Takaoka Chugai owned by Chugai Pharmaceuticals are to be transferred to Fuji Pharmaceutical Co., Ltd. (Head Office: Saitama City, Saitama Prefecture/ Representative President: Sadao Takayanagi) ("Fuji Pharmaceuticals"), in order that Takaoka Chugai can be switched to a 100% wholly-owned subsidiary of Fuji Pharmaceuticals, and Fuji Pharmaceuticals will register the change of trade name.

In so doing, Chugai Pharmaceuticals can switch the manufacturing of New Guromont® to an external contractor, Takaoka Chugai, which will be a subsidiary manufacturer of Fuji Pharmaceuticals as of April 2003 (trade name to be changed as of March 31, 2003).

REFERENCE 1

Fig.1 Basic Scheme for Matsunaga Plant closure


Matsunaga Plant
Close - the end of year 2003
Mini drinks
Manufacturing discontinued Mar.2003
(Guronsan oral liquid)
(Guronsan Strong Oral Liquid)
(Rojelly Gold Liquid)
(Gronsan Pure oral Liquid)
Rx Liquids
Manufacturing discontinued Nov.2003
(Ulcerlmin liquid)
(Monilac syrup)
(Digosin elixir)
Rx Injections
Manufacturing discontinued Oct.2003
(Mercazole injection)
(Digosin injection)
(Guronsan injection)
Manufacturing license transfer & Manufacturing site change
Dydo Yakuhin
Start manufacturing
Jun.2003
Nakakita Yakuhin
Start manufacturing
Apr.2004
Kobayashi Pharmaceutical Industry
Start manufacturing
Dec.2003

Fig.2 Basic Scheme for Takaoka Plant sales


Chugai assets and rights
Stock of Takaoka Chugai Pharmaceutical
Transfer
Mar.31,2003
Fuji Pharmaceutical Co. Ltd.
<100% subsidiary company >
Takaoka Plant property
(land, building, facilities)
Sell
Mar.31,2003
Takaoka Chugai Pharmaceutical
Mar.31,2003
Trade name Change
Manufacturing approval
Manufacturing Business License
(New Guromont)
(Guronsan DX)
Transfer
Mar.31,2003
Panacea Pharmaceutical
(named tentatively)

REFERENCE 2

Fuji Pharmaceuticals Co., Ltd.

Established:	April 1954
Head Office:	Sakuragi Town 4-383, Saitama City
Capital:	¥315 million
Sales:	¥84,501 million (as of March 2002)
Employees:	3307
Business:	Drug manufacturer, Retailer of drug sales for household distribution, Pharmacy sales enterprise, etc.
Plant location	Fuchu Town, Nei Country, Toyama Prefecture

Dydo Yakuhin Kogyo Co., Ltd.

Established:	July 1956
Head Office:	Nishi Shinsaibashi 1-2-4, Chuo Ward, Osaka City
Capital:	¥55 million
Sales:	¥7,115million (as of January 2002)
Employees:	130
Business:	Manufacturer and dealer of pharmaceuticals, quasi drugs, refreshment drinks and carbonated drinks
Plant location	Shinjo Town, Kitakaturagi Country, Nara Prefecture

Kobayashi Pharmaceutical Industry Co., Ltd.

Established:	September 1947
Head Office:	Shirota 6-6-25, Setagaya Ward, Tokyo
Capital:	¥924 million
Sales:	¥3,668million (as of March 2001)
Employees:	170
Business:	Drug manufacturer
Plant location	Atsugi City, Kanagawa Prefecture

Nakakita Yakuhin Co., Ltd.

Established:	February 1919
Head Office:	Marunouchi 3-11-9, Naka Ward, Nagoya City
Capital:	¥867 million
Sales:	¥77,249 million (from October 2001 to March 2002)
Employees:	1241
Business:	Pharmaceutical wholesaler, Drug manufacturer
Plant location	Tsushima City, Aichi Prefecture

File Number: 82-34668

Attachment 4

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Chugai and Roche Jointly Develop and Promote Chugai's promising Rheumatoid Artheritis Medicine

Tokyo--February 25, 2003--Chugai Pharmaceutical Co., Ltd. (hereafter "Chugai") [Main Office: Chuo-ku, Tokyo. President and CEO: Osamu Nagayama] announced today that Chugai and F. Hoffmann - La Roche. Ltd (hereafter "Roche") [Head Office: Basel. Switzerland. Chairman and CEO: Franz B. Humer] intended to co-develop and co-promote MRA (generic name: atlizumab.)

Roche will co-develop MRA and promote it in all countries except Japan, South Korea and Taiwan. The parties will co-promote in the UK, France and Germany. Further, Chugai reserves an opt-in right to co-promote in the USA, Italy and Spain. Chugai and Roche will establish a joint development office in the UK to govern all activities with regard to the development of MRA. MRA is the first drug to be in-licensed by Roche from Chugai, since the strategic alliance was implemented officially in October 2002.

Recent data show that MRA, having completed Phase II clinical development, is effective in treating rheumatoid arthritis (RA) and can improve lives of people suffering from this debilitating disease.

Quote from Osamu Nagayama, President and CEO of Chugai:
Looking at the existing opportunity with MRA entering Phase III studies with RA patients, we are committed to achieve speedy implementation of the development plans, collaborate in manufacturing and make best efforts to win the keen competitions in the market, all in collaboration with Roche who has variety of expertise in relevant areas with sufficient resources. Through these achievements Chugai aims at two major objectives: maximization of the commercial value of MRA in the rapidly growing biologics markets and further development of Chugai's international businesses with

MRA. I believe that these multi-objectives are only feasible under the alliance with Roche.

Quote from Franz B. Humer. Chairman and CEO of Roche:
"We are very excited to have signed the first of many product deals with the new member of the Roche group, Chugai. This alliance will benefit all parties involved; while Chugai brings in a very promising drug, Roche can offer its development experience and its marketing strength around the world."

<Reference>

About atlizumab (Code: MRA)
MRA is a humanized anti-human IL-6 receptor monoclonal antibody and with its novel mechanism of action will provide a new and effective form of treatment for RA. Chugai has completed Phase II studies in Japan and Europe, and is preparing to enter Phase III clinical studies. Other indications, such as Castleman's disease, juvenile idiopathic arthritis, Crohn's diseases and multiple myeloma are in clinical stages. MRA is being developed in collaboration with Osaka University.

About rheumatoid arthritis
Rheumatoid arthritis is an autoimmune disorder of unknown cause characterized by symmetric joint inflammation with erosive synovitis and, in some cases extraarticular involvement. Most of patients experience a chronic fluctuating course of disease with joint swelling and pain that, despite therapy, may result in progressive joint destruction and ultimately lead to loss of function of joints. Rheumatoid arthritis affects almost 6 million people around the world.

File Number: 82-34668

Attachment 5

Translation

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	03-3273-0881

February 26, 2003
Chugai Pharmaceutical Co., Ltd.

F. Hoffman La-Roche Announces Financial Results for Fiscal 2002

F. Hoffman La-Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] owns 50.1% of Chugai's outstanding shares since October 1, 2002. Today in Basel, Roche announced its financial results for fiscal 2002 (January 1 – December 31, 2002). Its press release is attached. Roche's Annual Report 2002 is also published and can be found on its Website (http://www.roche.com).

Chugai's profit and loss for the period of October 1 to December 31, 2002 and financial position as of December 31, 2002 are included in the announced Roche Group's financial results. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differs from generally accepted accounting standards in Japan in the methods of depreciation of fixed assets, calculations of the reserve for employee's retirement benefit and retirement benefit expenses, consolidation period for overseas subsidiaries, acquisition accounting method, and classification of extraordinary gains and losses.

Chugai does not announce official results based on Japanese accounting standards for the period of October 1, 2002 through December 31, 2002.

Chugai's financial results for fiscal 2002 (April 1, 2002 – March 31, 2003) is scheduled to be announced on May 16, 2003.

Media Release

Roche

Basel, 26 February 2003

Roche completes realignment around two core businesses and posts strong operating results for 2002; consolidated figures include significant one-time charges

- **The sale of the Vitamins Division, legal settlements with US customers in the vitamin case and an impairment on Roche's equity portfolio result in significant one-time charges and a consolidated net loss of 4.0 billion Swiss francs**
- **Sales by core Group businesses up 9% in local currencies and 3% in Swiss francs**
- **Both core businesses grow faster than the market in local currencies: Pharma +9%, Diagnostics +11%**
- **Excluding special items, operating profit increases 22% in local currencies (+12% in Swiss francs) to 5.0 billion Swiss francs and margins improve again**
- **Gross cash flow reaches a strong 7.7 billion Swiss francs on an adjusted basis; ratio of equity to total assets a solid 40%**
- **Board will propose increasing dividend by 12% to 1.45 Swiss francs**
- **Roche Group expects double-digit sales growth in local currencies and stable operating profit margin in 2003**

Commenting on the full-year results for 2002, Roche Chairman and CEO Franz B. Humer said, 'Two very different sets of developments had a major impact on the Group's financial results for 2002. While our core Pharmaceuticals and Diagnostics Divisions performed strongly, posting above-market growth rates and further increases in profitability, vigorous action to address significant unresolved issues from the past resulted in the Group's reporting a substantial net loss. It is all the more unfortunate that we are having to report substantial charges at this time, as 2002 was a year in which we achieved some strategic and operating milestones with our successful realignment around two core businesses.'

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Key figures in millions of CHF

	Figures reported in the consolidated financial statements				Figures reported on an adjusted basis[a]			
	2002	2001	% Change in loc. cur.	% Change in CHF	**2002**	2001	% Change in loc. cur.	% Change in CHF
Sales	**29,725**	29,163	+8	+2	**26,545**	25,761	+9	+3
EBITDA[b]	**6,032**	6,438	+4	-6	**7,721**	7,211	+16	+7
Operating profit	**1,335**	3,247	-44	-59	**4,965**	4,438	+22	+12
Net income	**-4,026**	3,697	-	-	**3,808**	4,562	-	-17
Diluted EPS[c] (CHF)	**-4.80**	4.37	-	-	**4.49**	5.38	-	-17
Dividend per share[d] (CHF)	**1.45**	1.30	-	+12	**1.45**	1.30	-	+12

[a] The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only continuing businesses.
[b] EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment.
[c] The number of shares and all per-share information in 2001 is restated for the 100:1 split of shares and non-voting equity securities that took place on 4 May 2001.
[d] 2002 dividend as proposed by the Board of Directors.

Roche Group

While continuing with the successful expansion of the pharmaceuticals and diagnostics businesses, Roche also made it one of the primary objectives in 2002 to address a number of unresolved issues relating to the Vitamins Division, ongoing litigation and the impact of the stock market situation on the financial assets. Last year Roche resolved many of these challenges, giving it the flexibility and room for manoeuvre it needs to strengthen the company in the long term. However, some of the measures adopted involved taking substantial one-time charges in the financial statements for 2002.

The provisions recorded and announced last autumn for settling litigation, primarily with US customers, in the vitamin case were increased by 570 million to 1,770 million Swiss francs. Roche believes this amount will cover all outstanding claims by direct and indirect customers in the United States.

As announced at the beginning of February, impairment charges had to be posted in connection with the sale of the Vitamins Division, while the merger of Nippon Roche with Chugai yielded a net gain. Together, these two transactions resulted in a net charge of 1,064 million Swiss francs.

Impairment charge on financial assets

The large equity holdings that earned significant returns for Roche in the 1990s involve risks that are making themselves felt in today's turbulent market environment. As a result of stock market developments over the past two years, the carrying value of Roche's equity portfolio, which consists primarily of Swiss SMI securities, has declined sharply. In line with an anticipated change in International Financial Reporting Standards (IFRS), Roche decided to revise its accounting policy and charge impairment losses on financial assets to income if the assets' market value remains at least 25% below original cost for a period of more than six months. As a result of this policy decision, accumulated unrealised investment losses totalling 5,192 million Swiss francs at the end of 2002 have been recognised in the income statement.

In the first half of 2002, Roche recorded a provision of 778 million Swiss francs in respect of a lawsuit involving Genentech. In June 2002 a California superior court jury awarded City of Hope Medical Center 500 million US dollars in additional royalties and punitive damages for Genentech's alleged breach of an agreement signed with City of Hope in 1976, i.e. before Roche acquired an interest in Genentech. Genentech has appealed the jury's verdict and damages award.

Consolidated net loss of 4 billion Swiss francs

For the reasons stated above, Roche is reporting a consolidated net loss of 4,026 million Swiss francs for 2002, despite the improved performance of the Group's operating businesses. Even after this corrective action, Roche remains solidly financed, with a ratio of equity to total assets of 40%. The Group's financial health is also reflected by its continued strong gross cash flow of Pharma and Diagnostics, which last year reached a record 7.7 billion Swiss francs. Based on the excellent operating result, the Board of Directors will propose to the Annual General Meeting that the dividend be increased by 12% to 1.45 Swiss francs per share and non-voting equity security.

To facilitate comparisons with 2001, Roche is once again transparently reporting its results on both a consolidated and an adjusted basis; the adjusted figures exclude one-time special items and include only continuing businesses. The principles followed in compiling the Group's adjusted results have remained unchanged since 1999 and are explained in detail in the annex.

Consolidated net income of 3.8 billion Swiss francs excluding special items

Excluding special items, consolidated net income came to 3.8 billion Swiss francs, i.e. 17% less than in the previous year. A drop in net financial income and a higher tax charge, which reflects the fact that operating income now accounts for a higher proportion of total income than it has in the past, were the two main factors for the decline. The appreciable fall in financial income, to 736 million Swiss francs, was due primarily to lower gains from equity

investments as a result of negative developments on world financial markets.

Pharmaceuticals and Diagnostics sales growth outstrips global average

Of decisive importance for the Group's future outlook is the fact that Roche achieved its operational goals for 2002 and significantly strengthened its core pharmaceuticals and diagnostics businesses. Sales of prescription medicines increased 10% in local currencies, well ahead of the global market average (7%). This growth was driven mainly by the strong oncology portfolio, which last year surpassed the five-billion Swiss franc mark, with an additional boost coming from the integration of Chugai. 2002 was another successful year for Roche's Diagnostics Division. With sales up 11% in local currencies, Roche Diagnostics – the world's number one in in-vitro diagnostics – further extended its lead over its competitors and outpaced the global market by a clear margin. Sales by each business area and in each of the division's geographic regions grew ahead of the market. In February 2003, in a move aimed at enhancing its innovative strengths and market presence in diabetes care, Roche made a tender offer to acquire the Swiss medical device supplier Disetronic, the world's second-biggest manufacturer of insulin pumps.

Significant improvement in profitability

Roche is especially pleased with the continued increase in profitability. The margins show a steady improvement in the return on sales of prescription medicines. This has been driven largely by sales of Roche prescription drugs, which last year generated an operating profit margin of 25%. In 2002 Genentech's operating profit margin increased more than nine percentage points to almost 12%. Roche is thus moving steadily towards its medium-term goal of achieving an operating profit margin for Pharmaceuticals that approaches 25%. The Diagnostics Division's operating profit margin also improved, from 14.4% to 15.6%, and is thus on track to reach the target of just over 20% by 2006. This was paralleled by a further improvement in EBITDA margins, which rose to 27.4% in Diagnostics and to 31.0% – a high figure for the sector – in Pharmaceuticals.

Outlook for 2003

Roche expects both Diagnostics and Pharmaceuticals to contribute double-digit increases in sales and operating profit in local currencies, and expects the operating profit margin for the Group as a whole to remain stable. The Pharmaceuticals Division remains committed to raising its operating profit margin towards 25% in the next two years. Roche Diagnostics continues to target an operating margin of slightly better than 20% by 2006. Given the volatility of financial and stock markets, it is impossible at present to predict the level of financial income in 2003. The measures initiated in the financial area will, however, give Roche greater flexibility.

Pharmaceuticals Division

Double-digit growth in prescription drugs

Key figures[1]	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	19,306	+2	+9	
Prescription medicines	17,754	+3	+10	
OTC	1,552	-7	-2	
EBITDA	5,982	+7	+15	31.0
Operating profit	4,082	+11	+21	21.1
Research and development	3,451	+11	+17	17.9
Employees	44,901	+14		

[1] On an adjusted basis. Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.

Sales by the Pharmaceuticals Division in 2002 amounted to 19,306 million Swiss francs. At 9% in local currencies, sales growth was ahead of the global market average. This translated into 2% in Swiss franc terms, owing to the strength of the franc against the Group's key trading currencies. On an adjusted basis, operating profit totalled 4,082 million Swiss francs. At 21.1%, the operating profit margin was 1.6 percentage points higher than in the previous year. This improvement was due mainly to increased sales of Roche prescription medicines and the positive impact of restructuring measures initiated in 2001 and completed in 2002. At the end of 2002 Roche for the first time had a drug that generated annual sales in excess of 2 billion Swiss francs plus four medicines generating annual sales of more than 1 billion francs each. Divisional EBITDA totalled 5,982 million Swiss francs, or 31.0% of sales, compared with a margin of 29.7% in 2001.

In 2002 worldwide sales of Roche prescription medicines (i.e. divisional sales excluding OTC) totalled 17,754 million Swiss francs. Growth was 10% in local currencies, well ahead of the global market average (7%). In Swiss francs, sales growth came to 3%. On an adjusted basis, operating profit amounted to 3,838 million Swiss francs. The operating profit margin rose further, to 21.6%, after a 19.7% margin the previous year. EBITDA totalled 5,694 million Swiss francs, or 32.1% of sales, compared with 30.6% in 2001. Prescription sales growth was driven mainly by the Group's oncology products[1], sales of which rose 33%[2] to over 5 billion Swiss francs, as well as by the integration of Chugai. North American sales of prescription products continued to grow at a double-digit rate, fuelled by Roche's strong oncology franchise. The

[1] Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (60%), Neutrogin, Picibanil.
[2] All growth rates in local currencies.

sharp upturn of over 80% in sales in Japan was due mainly to the consolidation of Chugai since 1 October 2002. This new alliance has catapulted Roche to number five in the world's second-largest pharmaceuticals market. Sales growth in Europe was in the mid-single-digit range. Latin American sales were affected by the region's macroeconomic difficulties but declined slightly less than the market as a whole. Sales in all other regions showed high single-digit growth.

Chugai – the fourth-biggest sales force in the world's second-biggest pharmaceuticals market

The merger of Nippon Roche and Chugai has created the fifth-largest pharmaceuticals company and the fourth-largest sales force in Japan. This provides powerful leverage for Roche products in this key market. Moreover, Chugai has one of the biggest development organisations in Japan, a factor that will help us to launch products rapidly in the coming years. Shortly after the Roche–Chugai alliance was announced, the two partners signed a research agreement covering the development of common technology platforms to facilitate and advance research projects. Chugai's management has set itself ambitious goals: by the end of 2005 it intends to raise sales to roughly 315 billion yen and achieve an operating profit margin of 20% (based on Japanese GAAP). The first restructuring steps were initiated at the beginning of 2003 with the sale of factories and the consolidation of research facilities.

Lead in oncology extended – sales exceed 5 billion Swiss francs

In 2002 Roche reinforced its position as the world leader in oncology, with the Group's anticancer medicines delivering over 5 billion Swiss francs in sales. Roche's largest and fastest-growing therapeutic area now accounts for nearly one third of total prescription drug sales. The products leading the oncology portfolio – MabThera/Rituxan, Herceptin and Xeloda – have only been on the market for a few years, and all three have been shown to extend patient survival. In 2002 Roche further strengthened its oncology pipeline through alliances with companies such as Antisoma, Kosan and Beaufour Ipsen. MabThera/Rituxan, the first humanised monoclonal antibody for non-Hodgkin's lymphoma (NHL), posted sales of 2.3 billion Swiss francs, making it Roche's top-selling prescription medicine. Thanks to strong demand for the medicine, both for indolent and for aggressive NHL, MabThera/Rituxan became the number-one branded anticancer product in the United States and number two worldwide. Roche is actively pursuing development of MabThera/Rituxan for the treatment of rheumatoid arthritis. Sales of Herceptin, a monoclonal antibody for targeted therapy of advanced breast cancer, rose 33% to over 1 billion Swiss francs. Sales of Xeloda – a drug for the treatment of breast and colorectal cancer – also soared in 2002, posting an 82% rise to 444 million Swiss francs. Phase III development of the anticancer medicines Tarceva and Avastin is progressing as planned, and the results of clinical trials are expected before the end

of 2003. Sales of Kytril, a potent antiemetic used to control nausea and vomiting in chemotherapy patients, returned to growth in 2002, increasing 12% to 451 million Swiss francs. In August the product was approved by the US regulatory authority (FDA) for the prevention and treatment of postoperative nausea and vomiting. A marketing application for Bondronat, a third-generation bisphosphonate, was filed as planned in Europe for the treatment of metastatic bone disease in breast cancer patients. A decision on the filing is expected in the fourth quarter of 2003. Bondronat is currently used to manage hypercalcemia (abnormally elevated levels of calcium in the blood) in cancer patients.

Anemia – therapeutic spectrum expanded

Sales of NeoRecormon and Japanese sales of Epogin rose to a combined total of 1.2 billion Swiss francs, a double-digit gain of 67%. NeoRecormon is a leading product for anemia in patients with cancer or renal disease. In 2002 Roche submitted a European marketing application for a once weekly, needle-free version of NeoRecormon for patients with chronic renal failure. This product is also increasingly being prescribed for cancer patients, thanks in part to European approval in the second half of the year of a once-weekly dosing schedule in some oncological indications.

Transplantation – CellCept delivers strong growth

In early 2002 CellCept became the top-selling branded product in the United States for preventing organ rejection. Total sales rose 18% for the year to nearly 1.2 billion Swiss francs. This medicine is a recognised cornerstone of potent, low-toxicity immunosuppressive regimens. Sales of Zenapax, which is used in combination with CellCept to prevent acute transplant rejection, grew 6%. In April Roche strengthened the transplantation portfolio by signing an agreement with Isotechnika to co-develop its novel immunosuppressant ISA 247.

Virology – moving towards leadership

Pegasys, a new-generation interferon for chronic hepatitis C, met all its filing and approval targets in 2002. The product received US regulatory approval in October for monotherapy and in December for use in combination with Copegus, Roche's proprietary ribavirin product. Centralised approval of the monotherapy and combination regimens was granted in the European Union in the summer. Pegasys was then swiftly launched in Germany, the United Kingdom and other EU markets and within months had already gained a strong market share position. The Japanese filing for the monotherapy indication has been given fast track review status. Pegasys has been approved in 68 countries worldwide. The dispute with ICN Pharmaceuticals and Ribapharm over ribavirin patents was settled in January 2003.

The HIV protease inhibitors, Viracept, Invirase and Fortovase, posted combined sales of 501 million Swiss francs in 2002. Although this class of medicines is still the mainstay of many

HIV regimens, sales declined 21%. An intensely competitive market and discounts offered to developing countries were mainly responsible for the decrease. Positive new clinical data led to a fourth-quarter increase in combined sales of Invirase and Fortovase, particularly in the important US market. In the summer findings from a phase III trial showed Fuzeon (T-20), the new HIV medicine, to be even more effective than anticipated in patients infected with resistant strains of HIV. Marketing applications for the drug, the world's first fusion inhibitor, were filed in September in the United States and Europe; Roche is developing Fuzeon in partnership with Trimeris. The US and European authorities have granted Fuzeon fast track review status, and Roche anticipates positive decisions on both filings within the next few months. Production of Fuzeon is extremely complex, and the manufacturing facilities are working around the clock to ensure that supplies will be available to the greatest possible number of patients once the product is approved.

Other key products – Rocephin generates over 1.5 billion Swiss francs in sales

Sales of Rocephin were down slightly from the previous year, declining 2% as a result of generic erosion in Europe and last year's relatively mild flu season. Even after 20 years on the market, Rocephin still remains the injectable antibiotic of choice, with sales in 2002 again exceeding 1.5 billion Swiss francs. Sales of Roaccutan/Accutane for severe acne decreased 16% to 911 million Swiss francs. The decline was due primarily to tighter prescribing restrictions in the United States. Although Roaccutan/Accutane went off patent in the United States, its biggest market, in February, it did not face any competition from generics there until late in the second half of the year. In November and December the FDA granted licences for two generic versions of the product. Sales of Xenical, the world's leading medicine for weight loss and weight control, were down 16%, in line with the overall decline in this market segment. Data submitted to regulators in the first half of 2002 on the role of Xenical in treating overweight patients with type 2 diabetes led to label changes in the European Union and approval of the medicine for type 2 diabetes in Canada and Australia.

Roche Consumer Health – slight downturn in sales

In 2002 sales of non-prescription medicines by Roche Consumer Health (RCH), the Group's OTC business, declined 2% in local currencies and 7% in Swiss francs to 1,552 million Swiss francs. Weak US sales of Aleve and Latin America's currency problems, particularly the devaluation of the Argentinean peso, were two factors hampering growth last year. Sales of Aleve in the United States, where the brand is marketed through a joint venture with Bayer, were down 11% from 2001. Despite price adjustments in Latin America, Roche was unable to offset the effects of the region's falling currencies. Sales in all other markets, which account for 85% of the business, grew at a rate of 3%. As a result of these factors and the strength of the Swiss franc, operating profit declined 14% to 244 million Swiss francs, and EBITDA decreased

17% to 288 million Swiss francs. Roche Consumer Health's key brands posted good growth. The only exception was Redoxon, which generates over half of its sales in Latin America.

Research and development – substantial number of new products expected

Roche is pursuing a groundbreaking innovation strategy in which a constellation of partnerships and strategic alliances play a key role. Apart from Roche's own powerful in-house research organisation, the Pharmaceuticals Division's R&D network also includes Genentech and Chugai, which operate as largely independent research satellites. In addition, Roche has opt-in rights to the programmes of external development organisations it has created, such as BioXell, set up in 2002, and Basilea Pharmaceutica. This is a further source of promising compounds for the pipeline. In 2002 Roche also concluded 25 licensing agreements. Roche is pursuing 135 research projects (figure as of 31 January 2003). 12 new molecular entities (NMEs) entered preclinical development in 2002, and 7 entered phase I clinical testing. The Pharmaceuticals Division currently has 65 NMEs in its development pipeline. This includes option agreements with other companies (9), potential new medicines from Genentech (6) and Chugai projects (10). Roche has the right to license-in any projects for which Chugai seeks a partner outside Japan and South Korea. The sharp rise in NMEs compared with 2001 is a result of structural adjustments in the pharmaceutical R&D organisation. Over the last two years the number of projects in phase II development has increased significantly.

Diagnostics Division

Market leadership extended

Key figures	In millions of CHF	% Change in CHF	% Change in local currencies	As % of sales
Sales	7,239	+5	+11	
Diabetes Care	2,511	+8	+14	
Near Patient Testing	590	0	+5	
Centralized Diagnostics	2,587	+2	+8	
Molecular Diagnostics	977	+11	+19	
Applied Science	574	+1	+7	
EBITDA	1,984	+8	+15	27.4
Operating profit	1,131	+14	+22	15.6
Research and development	676	+8	+12	9.3
Employees	17,068	+4		

Sales by the Diagnostics Division in 2002 totalled 7,239 million Swiss francs, a year-on-year increase of 11% in local currencies and 5% in Swiss francs. Once again, sales grew faster than the market in each of the division's business areas. Continued above-average gains by

Diabetes Care and Molecular Diagnostics reflect the innovative strength and focused market development activities of these two business areas. In 2002 Roche Diagnostics further strengthened its position as the world's leading in-vitro diagnostics company, expanding its global market share to 19%, compared with 18% in 2001. Divisional profitability also increased. Operating profit rose by 14% to 1,131 million Swiss francs, while EBITDA advanced by 8% to 1,984 million Swiss francs. The division's operating profit and EBITDA margins were 15.6% and 27.4%, respectively, an increase of 1.2 and 0.8 percentage points. Increased expenditure, particularly for research and development and licensing activities, was more than offset by strong sales growth.

Strong growth in all business areas

In 2002 sales grew ahead of the market in each of the five regions served by the division. Continued growth in North America was driven mainly by the diabetes monitoring business, molecular diagnostics products and the Elecsys immunochemistry product line. In Europe the dynamic growth seen in 2001 continued, with important contributions resulting from increased harmonisation of analytical platforms and reagents for clinical laboratories. The double-digit gains recorded in the two biggest regions were surpassed, once again, in Japan and the Asia–Pacific region. Sales in Iberia/Latin America suffered as a result of the continuing economic crisis in Latin America.

Diabetes Care – sustained dynamic growth

Thanks to the continued success of the Accu-Chek product line, Roche Diabetes Care further extended its lead in the blood glucose monitoring segment, posting local currency growth of 14%. Once again, the Accu-Chek Advantage glucose meter was one of the main growth drivers. Successful launches in Europe and Japan continued the global roll-out of Accu-Chek Compact, the first glucose meter featuring integrated test strips and automatic checks of strip integrity. Global roll-out of Accu-Chek Active, an extremely lightweight, user-friendly glucose meter that provides test results in seconds, was successfully completed. The second quarter of 2002 saw FDA approval of Accu-Chek Pocket Compass, software designed for personal digital assistants that enables data to be downloaded directly from a blood glucose meter. Accu-Chek Monitor, a continuous blood glucose monitoring system, marks a major milestone towards the development of an artificial pancreas for use by diabetes patients, one of Roche's long-term goals. At the beginning of February 2003 Roche announced its intention to acquire medical device maker Disetronic, the world's second-largest producer of insulin pumps. This will enable Roche to offer comprehensive diabetes management solutions, from blood glucose meters for self-monitoring to sophisticated, programmable insulin pumps that allow patients to continuously administer insulin doses according to their individual needs. The acquisition is

subject to approval by an extraordinary meeting of Disetronic's shareholder and by competition regulators.

Near Patient Testing – the leading supplier of blood coagulation meters

Sales by Roche Near Patient Testing, which supplies products and services for doctors' offices, ambulances and intensive care units, were up 5% in local currencies, again confirming this business area's market leadership. Eight years' continuous market development have made Roche Near Patient Testing the leading supplier in the blood coagulation monitoring segment. The trend towards self-monitoring of coagulation status by patients continued, resulting in substantial sales and market share growth for the CoaguChek product line in 2002. Roche Diagnostics' technological leadership in this area will be further underscored by the launch of a new, improved test strip, scheduled for 2003. Sales by the Hospital Point of Care unit, which supplies rapid diagnostic products for emergency rooms and intensive care units, grew almost twice as fast as the market. This good performance was driven primarily by sales of cardiac assays and of OMNI C, a new analyser that measures 10 of the most important critical care parameters.

Centralized Diagnostics – well ahead of market growth

Sales by Roche Centralized Diagnostics, the leading supplier of integrated analytical systems for hospitals and high-volume laboratories, advanced 8% in local currencies, outpacing the market by a substantial margin. The increase was driven primarily by the Elecsys (immunochemistry) and Integra (clinical chemistry) product lines and by the hematology products Roche markets in North America and a number of European and Asian countries for its Japanese partner Sysmex. Roche's presence in this segment has been further strengthened by the global roll-out of MODULAR Analytics SWA, the first commercially available serum work area to combine high-throughput clinical chemistry and immunoassay testing on a single platform, which can be configured to individual laboratories' needs. The year also saw the successful launch of Elecsys proBNP, the first commercial, fully-automated test for diagnosing heart failure and monitoring patients' responses to treatment. Thanks to proBNP, heart failure can now be detected at an early stage and treatment significantly improved. Roche has lodged an appeal against the judgement issued in the Igen lawsuit in April 2002 by a lower court in the United States. At the same time Roche and Igen are in discussions with the aim of establishing a successful basis for future cooperation that will benefit both parties.

Molecular Diagnostics – continuing strong demand for PCR-based tests

Roche Molecular Diagnostics, the market leader in its field, posted a 19% sales increase in local currencies, again outpacing the market by a substantial margin. RMD's AmpliScreen tests for screening donated blood and blood products and its tests for hepatitis B and C and

sexually transmitted diseases delivered especially robust growth. Following successful launches in a number of markets, the highly sensitive Amplicor HIV-1 Monitor was cleared in the United States in mid-2002 for use in monitoring patients' responses to AIDS therapy. In December 2002 the FDA also granted regulatory clearance for the Cobas AmpliScreen System, further strengthening Roche's position in the blood screening sector, and for Roche's PCR-based hepatitis C and HIV tests designed for use with the system. Roche tests are already used to screen all donor blood in Japan, the Netherlands and the United Kingdom. A broad portfolio of human papillomavirus (HPV) patents acquired from the Institut Pasteur has given Roche Diagnostics a solid basis for developing and marketing products for the early detection of HPV infection. In January 2003 Roche Diagnostics and Affymetrix signed an agreement that grants Roche non-exclusive rights to Affymetrix' array and instrument technologies for up to 18 years. Access to Affymetrix' GeneChip technology will allow Roche to develop specific laboratory tests and other diagnostic products for a wide range of diseases. Roche is convinced that the synergies between the GeneChip platform and its own PCR technology will establish new standards in genetic testing, making it possible to tailor therapies to individual patients' profiles.

Applied Science – brisk LightCycler sales growth continues

Roche Applied Science, which makes reagents and high-tech systems for scientific and industrial research, recorded sales growth of 7% in local currencies and maintained its position in last year's particularly challenging biotech business environment. This strong performance was driven by sales of the MagNa Pure LC and LightCycler PCR workflow system used primarily in genetics research and gene-based diagnostics. In 2002 Applied Science was again successful in its efforts to expand into new markets. The Rapid Translation System (RTS) is the world's first commercial system for cell-free protein expression. Roche Diagnostics further extended the RTS product range in 2002 with the launch of the RTS ProteoMaster, a highly versatile system for a wide range of applications in proteomics.

Vitamins and Fine Chemicals – exit completed

After swiftly completing preparations, announced last spring, to divest the Vitamins and Fine Chemicals Division, Roche decided in August to sell the division to the Netherlands-based DSM group. As announced on 10 February 2003, the two companies have signed a contract for the sale. Roche and DSM expect to close the transaction in the first half of 2003, once it has been approved by the antitrust authorities. Branded vitamin products such as Supradyn, Berocca and Redoxon will continue to be marketed by Roche Consumer Health, the non-prescription medicines business, and are therefore not part of this transaction.

The Vitamins and Fine Chemicals Division recorded sales of approximately 3.4 billion Swiss francs in 2002. Compared with the previous year, this was equivalent to an increase of 1% in

local currencies and a decline of 4% in Swiss francs. Although last year's anticipated market upturn has yet to occur, sales growth in local currencies increased in the second half of 2002. Operating profit – before charges for the vitamin case and before impairment of the division's net assets – declined by 123 million Swiss francs, and EBITDA was down by 115 million Swiss francs. The division's operating and EBITDA margins were thus 6.6% and 13.6%, respectively. Among the factors contributing to this weaker performance were the unfavourable exchange rate of the US dollar relative to the Swiss franc, restructuring and other one-time costs and lower prices for some products. The volume of products sold by the division rose by a substantial 7%, with especially strong gains recorded for new products.

You will find the media release including all tables in English under the following URL:
http://www.roche.com/med-corp-detail-2003?id=944&media-language=e

Roche's 2002 Annual Report and the presentations for the media conference will be available at http://www.roche.com from 7:00 am CET and 10:00 am CET, respectively. The media conference in Basel will be webcast on the Internet in English and German, starting at 10:00 am CET.

Planned reporting dates in 2003

1 April Annual General Meeting

10 April (tentative) First Quarter sales

23 July (tentative) First Half results

Disclaimer

This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

1. Income statement on an adjusted basis

	2002 CHF m	2001 CHF m	% change (CHF)
Sales	**26,545**	25,761	+3
Cost of sales	**-6,108**	-6,011	+2
Gross profit	**20,437**	19,750	+3
Marketing and distribution	**-8,127**	-8,023	+1
Research and development	**-4,132**	-3,771	+10
Administration	**-1,193**	-1,118	+7
Amortisation of intangible assets	**-1,502**	-1,533	-2
Impairment of long-term assets	**-4**	-15	-73
Other operating income (expense), net	**-514**	-852	-40
Operating Profit	**4,965**	4,438	12
Financial income / (expense), net	**736**	1,523	-52
Profit before taxes	**5,701**	5,961	-4
Income taxes	**-1,674**	-1,386	+21
Profit after taxes	**4,027**	4,575	-12
Income applicable to minority interests	**-182**	-38	+379
Share of result of associated companies	**-37**	25	-
Net income	**3,808**	4,562	-17
Diluted earnings per share and non-voting equity security (CHF)	**4.49**	5.38	-17

2. Consolidated income statement as reported in financial statements

	2002 CHF m	2001 CHF m	% change (CHF)
Sales	**29,725**	29,163	+2
Cost of sales	**-8,432**	-8,339	+1
Gross profit	**21,293**	20,824	+2
Marketing and distribution	**-8,538**	-8,452	+1
Research and development	**-4,257**	-3,893	+9
Administration	**-1,295**	-1,219	+6
Amortisation of intangible assets	**-1,520**	-1,553	-2
Impairment of long-term assets	**-13**	-18	-28
Chugai transaction	**586**	-	-
Pharmaceuticals Division restructuring	**-154**	-777	-80
Vitamins & Fine Chemicals			
Impairment of net assets	**-1,650**	-	-
Vitamin case	**-1,770**	-760	+133
Major legal cases	**-778**	-	-
Other operating income (expense), net	**-569**	-905	-37
Operating Profit	**1,335**	3,247	-59
Financial income / (expense), net	**663**	1,515	-56
Impairment of financial assets	**-5,192**	-	-
Profit before taxes	**-3,194**	4,762	-
Income taxes	**-839**	-1,038	-19
Profit after taxes	**-4,033**	3,724	-
Income applicable to minority interests	**41**	-34	-
Share of result of associated companies	**-34**	7	-
Net income	**-4,026**	3,697	-
Diluted earnings per share and non-voting equity security (CHF)	**-4.80**	4.37	-

3. Adjustments

a) Roche basis for adjustments

The consolidated results of the Roche Group are significantly influenced by various special items and also by changes in International Accounting Standards over the years. To improve the visibility of the underlying business the adjusted results are also presented. These adjusted results, which are used in the internal management of the business, represent the results of the Group's underlying on-going operations. The principles used to compile the adjusted results are applied on a consistent basis. The major concepts are as follows:

Adjusted results include:

- Gains or losses on continuing product portfolio and asset realignments
- Sales and income from newly acquired products
- Impacts on sales and income of patent expiry, withdrawal or disposal of existing products
- Impairments of long-term assets (other than as part of a major restructuring)
- Costs of normal ongoing restructuring
- Gains or losses on sales of marketable securities

Adjusted results exclude:

- Gains or losses arising on disposal of fully consolidated subsidiaries or associated companies
- Discontinuing operations, such as the sale or spin-off of a whole business
- One-time costs of major restructuring and fundamental reorganisations
- Charges for exceptional legal cases
- Transition effects of changes and revisions to accounting policies

b) **Summary of adjustments in 2002 and 2001**

	2002	2001
Net income as reported in financial statements	**-4,026**	**3,697**
Gains or losses on fully consolidated subsidiaries or associated companies		
• Net gain on part disposal of Nippon Roche and reduction in total consideration paid for Chugai	-586	-
• Impact of fair value adjustment to Chugai inventories	87	-
Discontinuing operations		
• Results of Vitamins and Fine Chemicals Division	-131	-237
• Impairment of net assets of Vitamins and Fine Chemicals Division	1,650	-
• Additional charges in respect of the vitamin case	1,770	760
Major restructuring		
• Non-recurring costs of Pharmaceuticals Division	154	777
Legal cases		
• Additional charges in respect of Genentech legal cases	778	-
Transition effects of changes and revisions to accounting policies	5,192	-
• Impairment of financial assets		
Income Taxes	-864	-435
Income applicable to minority interests	-216	-
Net income on an adjusted basis	**3,808**	**4,562**

4. Balance sheet at 31 December

	2002 CHF m	2001 CHF m	% change (CHF)
Long-term assets	**33,143**	36,411	-9
Current assets	**30,852**	38,875	-21
Total assets	**63,995**	75,286	-15
Equity	**20,810**	28,973	-28
Minority interests	**4,963**	4,894	+1
Non-current liabilities	**22,850**	26,486	-14
Current liabilities	**15,372**	14,933	+3
Total equity, minority interests and liabilities	**63,995**	75,286	-15

5. Summary cash flow statement

	2002 CHF m	2001 CHF m
Cash generated from business operations	**8,618**	7,938
Other operating cash flows	**-6,277**	-1,655
Operating activities before income taxes	**2,341**	6,283
Income taxes paid (all activities)	**-1,359**	-1,195
Operating activities	**982**	5,088
Financing activities	**-3,941**	-824
Investing activities	**3,538**	-3,700
Net effect of currency translation on cash	**-285**	10
Increase (decrease) in cash	**294**	574

6. Sales and profits by Division on an adjusted basis

	2002 CHF m	2001 CHF m	percentage change CHF	percentage change local currencies
Pharmaceuticals				
Sales	**19,306**	18,861	2	9
EBITDA	**5,982**	5,603	7	15
As % of Sales	**31.0**	29.7		
Operating Profit	**4,082**	3,674	11	21
As % of Sales	**21.1**	19.5		
Diagnostics				
Sales	**7,239**	6,900	5	11
EBITDA	**1,984**	1,833	8	15
As % of Sales	**27.4**	26.6		
Operating Profit	**1,131**	993	14	22
As % of Sales	**15.6**	14.4		

7. Group and Divisional results by half year 2002 on an adjusted basis

	H1 CHF m	H2 CHF m
Group		
Sales	**13,107**	13,438
EBITDA	**3,790**	3,931
As % of Sales	**28.9**	29.3
Operating Profit	**2,420**	2,545
As % of Sales	**18.5**	18.9
Pharmaceuticals		
Sales	**9,486**	9,820
EBITDA	**2,942**	3,040
As % of Sales	**31.0**	31.0
Operating Profit	**1,994**	2,088
As % of Sales	**21.0**	21.3
Diagnostics		
Sales	**3,621**	3,618
EBITDA	**982**	1,002
As % of Sales	**27.1**	27.7
Operating Profit	**561**	570
As % of Sales	**15.5**	15.8

8. Sales January to December 2002 and 2001

January – December	2002 CHF m	2001 CHF m	% change In CHF	 In local currencies
Pharmaceuticals[1, 2]	19,306	18,861	2%	9%
Prescription[1, 2]	17,754	17,200	3%	10%
Roche OTC	1,552	1,661	-7%	-2%
Diagnostics	7,239	6,900	5%	11%
Group core businesses[1, 2]	26,545	25,761	3%	9%
Vitamins and Fine Chemicals	3,391	3,540	-4%	1%
Reclassification[1]	-211	-138	-	-
Group (financial statements)	29,725	29,163	2%	8%

[1] *Sales in 2002 and 2001 are adjusted to include the reclassification of CHF 211 m and CHF 138 m of sales to the Vitamins and Fine Chemicals Division as divisional sales to third parties*

[2] *Chugai is consolidated as from 1 October 2002. This added 4 %-points to local sales growth of Prescription and of Pharma and 3%-points of the Group core businesses*

9. Quarterly local sales growth by Division in 2002

	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001
Pharmaceuticals[1, 2]	7%	5%	6%	18%
Prescription[1, 2]	8%	5%	7%	20%
Roche OTC	-3%	0%	-3%	-2%
Diagnostics	11%	13%	10%	10%
Group core businesses[1, 2]	8%	7%	7%	16%
Vitamins and Fine Chemicals	-2%	1%	2%	5%
Group (financial statements)	6%	6%	6%	14%

[1] *Sales are adjusted to include the reclassification of sales to the Vitamins and Fine Chemicals Division as divisional sales to third parties*

[2] *Chugai is consolidated as from 1 October 2002*

10. **Top 20 prescription medicines sales[1, 2] and local growth[3] in 2002, US, Japan and Europe/Rest of World**

	Total		US		Japan		Europe/RoW	
	CHF m	**%**	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	**2,332**	**48%**	1,760	**40%**	70	**176%**	502	**73%**
Rocephin	**1,548**	**-2%**	889	**1%**	51	**0%**	608	**-7%**
NeoRecormon/Epogin	**1,192**	**67%**	-	**-**	237	**-**	955	**32%**
CellCept	**1,173**	**18%**	645	**18%**	18	**31%**	510	**18%**
Herceptin	**1,007**	**33%**	549	**9%**	73	**318%**	385	**64%**
Roaccutan/Accutane	**911**	**-16%**	593	**-19%**	-	**-**	318	**-10%**
Xenical	**763**	**-16%**	201	**-19%**	-	**-**	562	**-15%**
Nutropin/Protropin	**477**	**19%**	465	**19%**	-	**-**	12	**19%**
Kytril	**451**	**12%**	209	**8%**	128	**9%**	114	**22%**
Xeloda	**444**	**82%**	253	**78%**	-	**-**	191	**89%**
Dilatrend	**329**	**18%**	-	**-**	-	**-**	329	**18%**
Activase/TNKase	**322**	**-6%**	280	**-8%**	-	**-**	42	**14%**
Viracept	**320**	**-26%**	-	**-**	3	**4%**	317	**-26%**
Pulmozyme	**320**	**7%**	196	**12%**	-	**-**	124	**-1%**
Cymevene/Valcyte	**296**	**8%**	194	**4%**	-	**-**	102	**17%**
Furtulon	**248**	**-9%**	-	**-**	226	**-7%**	22	**-24%**
Lexotan	**244**	**-6%**	-	**-**	14	**4%**	230	**-7%**
Madopar	**239**	**2%**	-	**-**	20	**3%**	219	**2%**
Inhibace/Inhibace Plus	**223**	**-2%**	-	**-**	18	**-16%**	205	**-1%**
Torem	**216**	**-4%**	108	**-19%**	-	**-**	108	**19%**

[1] *Roche Rx, Genentech Rx and Japan Rx combined*
[2] *Chugai is consolidated as from 1 October 2002*
[3] *versus 2001*

11. **Top 20 prescription medicines quarterly local sales growth[1,2] in 2002**

	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001
MabThera/Rituxan	51%	56%	45%	42%
Rocephin	27%	-12%	-9%	-15%
NeoRecormon/Epogin	27%	31%	32%	165%
CellCept	16%	10%	21%	26%
Herceptin	37%	39%	38%	24%
Roaccutan/Accutane	-11%	8%	-10%	-44%
Xenical	-17%	-20%	-15%	-12%
Nutropin/Protropin	22%	20%	15%	19%
Kytril	-18%	1%	39%	40%
Xeloda	160%	83%	63%	61%
Dilatrend	23%	21%	12%	17%
Activase/TNKase	-17%	-17%	-4%	16%
Viracept	10%	-48%	-11%	-38%
Pulmozyme	7%	11%	6%	2%
Cymevene/Valcyte	21%	10%	-11%	14%
Furtulon	-8%	-4%	-6%	-17%
Lexotan	-3%	-6%	-12%	-4%
Madopar	3%	4%	-1%	2%
Inhibace/Inhibace Plus	-2%	-6%	-2%	1%
Torem	28%	15%	-24%	-29%

[1] *Roche Rx, Genentech Rx and Japan Rx combined*
[2] *Chugai is consolidated as from 1 October 2002*

12. Top 20 Prescription medicines quarterly sales[1,2] in 2002

CHF millions	Q1 2002	Q2 2002	Q3 2002	Q4 2002
MabThera/Rituxan	526	568	580	658
Rocephin	524	389	311	324
NeoRecormon/Epogin	216	226	242	508
CellCept	261	297	297	318
Herceptin	223	246	257	281
Roaccutan/Accutane	315	254	183	159
Xenical	200	209	176	178
Nutropin/Protropin	117	124	119	117
Kytril	108	107	114	122
Xeloda	104	109	119	112
Dilatrend	78	82	81	88
Activase/TNKase	77	77	77	91
Viracept	86	70	94	70
Pulmozyme	80	81	82	77
Cymevene/Valcyte	89	76	58	73
Furtulon	53	70	61	64
Lexotan	63	64	55	62
Madopar	58	62	58	61
Inhibace/Inhibace Plus	54	61	51	57
Torem	62	70	43	41

[1] *Roche Rx, Genentech Rx and Japan Rx combined*
[2] *Chugai is consolidated as from 1 October 2002*

13 Prescription medicines quarterly local sales growth[1] US in 2002

	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001
MabThera/Rituxan	44%	46%	33%	38%
Rocephin	48%	-11%	-10%	-19%
NeoRecormon/Epogin	-	-	-	-
Herceptin	10%	11%	16%	40%
CellCept	6%	3%	25%	2%
Roaccutan/Accutane	-15%	13%	-6%	-55%
Xenical	-18%	-32%	-12%	-8%
Nutropin/Protropin	22%	20%	15%	19%
Kytril	-35%	-11%	58%	103%
Xeloda	174%	62%	56%	64%
Dilatrend	-	-	-	-
Activase/TNKase	-18%	-16%	-5%	8%
Viracept	-	-	-	-
Pulmozyme	10%	20%	11%	7%
Cymevene/Valcyte	28%	8%	-26%	8%
Furtulon	-	-	-	-
Lexotan	-	-	-	-
Madopar	-	-	-	-
Inhibace/Inhibace Plus	-	-	-	-
Torem	33%	12%	-50%	-62%

[1] *Roche Rx and Genentech Rx combined*

14. Prescription medicines quarterly local sales growth Japan[1] in 2002

	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001
MabThera/Rituxan	-	-	209%	12%
Rocephin	8%	-5%	9%	-7%
NeoRecormon/Epogin	-	-	-	-
CellCept	35%	40%	34%	19%
Herceptin	-	1561%	271%	125%
Roaccutan/Accutane	-	-	-	-
Xenical	-	-	-	-
Nutropin/Protropin	-	-	-	-
Kytril	3%	5%	29%	4%
Xeloda	-	-	-	-
Dilatrend	-	-	-	-
Activase/TNKase	-	-	-	-
Viracept	0%	5%	7%	4%
Pulmozyme	-	-	-	-
Cymevene/Valcyte	-	-	-	-
Furtulon	-9%	-1%	-2%	-16%
Lexotan	14%	-17%	2%	23%
Madopar	-4%	7%	8%	1%
Inhibace/Inhibace Plus	-25%	-42%	-4%	15%
Torem	-	-	-	-

[1] *Chugai is consolidated as from 1 October 2002*

15. Prescription medicines quarterly local sales growth Europe/Rest of World in 2002

	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001
MabThera/Rituxan	64%	73%	88%	65%
Rocephin	3%	-14%	-10%	-9%
NeoRecormon/Epogin	27%	31%	32%	36%
CellCept	29%	22%	15%	11%
Herceptin	78%	69%	61%	56%
Roaccutan/Accutane	-2%	-2%	-19%	-20%
Xenical	-16%	-15%	-17%	-14%
Nutropin/Protropin	18%	12%	27%	21%
Kytril	22%	23%	22%	20%
Xeloda	141%	124%	76%	57%
Dilatrend	23%	21%	12%	17%
Activase/TNKase	-3%	-20%	4%	63%
Viracept	10%	-48%	-11%	-38%
Pulmozyme	3%	-1%	-1%	-4%
Cymevene/Valcyte	6%	15%	22%	26%
Furtulon	2%	-31%	-40%	-23%
Lexotan	-4%	-5%	-12%	-5%
Madopar	4%	3%	-2%	2%
Inhibace/Inhibace Plus	-2%	-1%	-2%	-1%
Torem	22%	22%	17%	18%

File Number: 82-34668

Attachment 6

Translation

February 28, 2003

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	03-3273-0881

Chugai to Dissolve its Subsidiary - Chugai Transportation Co., Ltd.

Chugai Pharmaceutical Co., Ltd. ("Chugai") (Head Office: Chuo-ku, Tokyo / President and CEO, Osamu Nagayama) hereby announces that it has resolved at the management committee held in February 28, 2003, to dissolve its wholly owned subsidiary, Chugai Transportation Co., Ltd ("Chugai Transportation") as of March 31, 2003.

1. Background

Chugai Transportation takes on the transportation business to handle Chugai's products based in Tokyo metropolitan areas. In recent years, the business environment is facing with a demanding situation due to the intensified market competition, commercial profit decline, and the correspondence with the related environmental regulations for diesel transport vehicles owned by the company. Therefore, in order to optimize the performance of the Chugai Group, the decision was made to dissolve Chugai Transportation to improve the management efficiency by transferring the transportation business to an external company.

2. **General description of Chugai Transportation Co., Ltd**

Establishment: October 1956

Site: 1-20 Ohkuwa Kazo-shi Saitama

President: Fumio Itoh

Capital: 10 million yen

Shareholder: Chugai Pharmaceutical Ltd. 100%

3. **Perspective**

The effect, which might be caused by this dissolution, should be a minor. There is no fluctuation to the business performance projection of the current fiscal year ending March 2003, which has been already announced.

File Number: 82-34668

Attachment 7

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Tohoku Chugai Pharmaceutical Co., Ltd. and Chugai's Kagamiishi Plant Acquire "ISO14001," Environmental Management System Certification

Tokyo--January 17, 2003--Chugai Pharmaceutical Co., Ltd. (Chugai) announced today that on December 24, 2002, Japan Chemical Quality Assurance Ltd. (JCQA) certified that our Kagamiishi plant (Kagamiishi Town, Iwase, Fukushima Prefecture / Director: Yoshirou Watanabe) and Tohoku Chugai Pharmaceutical Co., Ltd. (Chugai manufacturing subsidiary -- President: Masahiro Kuboki) conform to the environmental management system international standard "ISO14001." JCQA assesses and certifies environmental management systems.

The Kagamiishi plant manufactures one of Chugai's mainstay products, Sigmart®, an antianginal agent, and the over-the-counter product, New Chugai Ichoyaku.

Acquisition of the "ISO14001" certification confirms Chugai's commitment to international environmental conservation. Chugai recently stated in the Core Values of the company's corporate Mission Statement that, "We care about the global environment". This declaration addresses the attitude all employees should have regarding environmental conservation. The Chugai Business Conduct Guidelines explain in greater detail standards of behaviors related to the "Protection of the Global Environment." Specifically, We will do our best to protect the environment by conducting all our business activities in accordance with the Chugai Environmental Charter.

Reference

<Acquisition of ISO14001>

Plant	Location	Date of Acquisition
Fujieda Plant	Fujieda City, Shizuoka Prefecture	June 1998
Utsunomiya Plant	Utsunomiya City, Tochigi Prefecture	July 1999
Ukima Plant	Kita-ku, Tokyo	February 2000
Matsunaga Plant	Fukuyama City, Hiroshima Prefecture	October 2000
Kagamiishi Plant	Kagamiishi Town, Iwase, Fukushima Prefecture	December 2002
Takaoka Plant	Takaoka City, Toyama Prefecture	None
Kamakura Plant	Kamakura City, Kanagawa Prefecture	None

Attachment 8

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Supply of Tamiflu (anti-influenza drug)

Tokyo--January 17, 2003--Chugai Pharmaceutical Co., Ltd. (Chugai) announced today that the company is currently experiencing difficulties in meeting demand for both Tamiflu capsules and dry syrup to medical institutions. Tamiflu capsules and dry syrup are imported from F. Hoffmann-La Roche (Basel, Switzerland) and packaged and distributed in Japan. There are two reasons for the short supply of Tamiflu: prior to the peak of the flu season, an inspection of the incoming bulk product for Tamiflu dry syrup revealed a quality problem; consequently, dry syrup provisions are behind schedule. In addition, the rapid emergence of influenza patients this season compared with the previous two seasons.

As a result, we would like to extend our sincerest apologies to all patients, families and staff in medical institutions who have been greatly inconvenienced. Accordingly, Chugai is striving to urgently import Tamiflu capsules from Roche in Basel to alleviate conditions by adjusting shipments with wholesalers. We would like to extend our sincerest appreciation for the support and understanding of all medical staff, patients and wholesalers while we rectify this situation.

Supply Plan for Tamiflu

The prevalence of influenza substantially changes every year and is extremely difficult to predict. Taking this into consideration, Chugai has determined from periodic reports issued by the Infectious Disease Surveillance Center at Japan's National Institute of Infectious Diseases that each season there will be approximately 6 million influenza patients—this is calculated from records indicating the average number of individuals with flu-like symptoms who have visited medical facilities over the past ten years—and formulated a supply plan based on this figure.

For the 2002 influenza season (previous year), Chugai supplied Tamiflu capsules to treat approximately 1.87 million individuals. However, for this season, the company determined that it would require enough supply of the drug to treat 3.67 million individuals (capsules for roughly 3 million individuals and dry syrup, which was launched July 2002, for about 670,000 individuals). Chugai created a supply plan in accordance with these estimates.

Present Supply Status and Future Plans

The inspection of the incoming bulk product for Tamiflu dry syrup imported in July 2002 revealed a quality problem, which led the manufacturer to launch an investigation into the causes and improve the manufacturing processes. Although the provision of capsules will go forward as initially planned, the provision of dry syrup is behind schedule.

The rapid increase in the numbers of influenza patients this season compared with the previous two seasons, coupled with concerns over short supplies spurred by the previously mentioned delay in the provision of dry syrup, gave rise to speculation that a chain reaction will ensue, resulting in a shortage of capsules as well. Furthermore, as we enter the third season since Tamiflu's launch, orders from medical institutions are soaring due to heightened levels of awareness regarding the efficacy of the drug. This and other contributing factors have led to a flood of orders from wholesalers that started at the end of the previous year; this continued from the beginning of this year, which, in turn, has resulted in conditions that prevent us from sufficiently meeting medical facilities' demands for not only dry syrup, but also capsules.

In light of the present situation, Chugai has formulated the supply plan below. This new plan will supply enough of the drug to treat 4.46 million individuals during the present season, exceeding initial plans that called for the provision of enough of the drug to treat 3.67 million individuals.

	Amount to be manufactured and supplied	Shipping schedule			Total Scheduled Supply
		October 1 - January 15	January 16 - mid February	Mid March	
Tamiflu capsule	Supply to treat 3 million	Supply to treat 2.5 million	Supply to treat 750,000	Supply to treat 530,000	Supply to treat 3.78 million
Tamiflu dry syrup	Supply to treat 670,000	Supply to treat 320,000	Supply to treat 320,000	Supply to treat 40,000	Supply to treat 680,000
Total	Supply to treat 3.67 million	Supply to treat 2.82 million	Supply to treat 1.07 million	Supply to treat 570,000	Supply to treat 4.46 million

Note: In the previous season enough capsules to treat 1.87 million individuals were supplied. Dry syrup was not supplied.

Chugai regrets that we are unable to completely resolve the situation and are still unable to meet the needs of some medical facilities. We will continue to adjust shipments of dry syrup and capsules and implement a range of policies to overcome the situation. Once again, we would like to extend our sincere apologies to the healthcare professionals and patients who have been greatly inconvenienced by this situation, and we ask for your support as we endeavor to rectify it.

Attachment 9

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Collaborative Contract and the In-License Patent Rights Contract between Chugai and Abgenix

Tokyo--February 3, 2003--Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that on January 30, 2003, Chugai and Abgenix Inc. ("Abgenix") [Main Office: Fremont. California. USA. President: Raymond Withy, Ph.D.,] signed two contracts; one, a collaborative contract allowing Chugai to utilize Abgenix's fully-human monoclonal antibody technology and the other, a separate contract for Chugai to obtain the license patent rights for the treatment of bone metastasis by CAL, a humanized anti-PTHrP monoclonal antibody being developed by Chugai.

Details of the contract is as follows

1) **Collaboration in the development of antibody drugs.**

   Fully-human antibodies against target antigens, which have been proposed and selected by both companies, will be generated using Abgenix's proprietary technology (XenoMouse®). Once the candidate' antibody has been found, both companies will commence the joint development of the antibody. Under the Terms of Agreement, Abgenix and Chugai will each propose two target antigens from diverse therapeutic areas.

2) **In-License of the patent rights for the treatment of bone metastasis by anti-PTHrP antibody.**

   The Phase II trial of the humanized anti-PTHrP monoclonal antibody CAL is being carried out in the U.S. by Chugai; a license to its use-patent rights will be acquired from Abgenix.

Starting with Abgenix's fully-human monoclonal antibody therapies, and using Abgenix's cutting-edge technology on human therapeutic antibodies, Chugai intends to further enhance and strengthen its antibody drug discovery programs.

About Abgenix

Abgenix is a biopharmaceutical company focused on the development and commercialization of human therapeutic antibodies. The company's technology platform, which includes XenoMouse®, enables the rapid generation and selection of high affinity, fully human antibody product candidates to a variety of disease targets. Abgenix leverages its leadership position in human antibody technology by building a diversified product portfolio through the development of its own internal proprietary products and through the establishment of licensing arrangements with multiple pharmaceutical, biotechnology and genomics companies.

Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

Receipt Copy

March 17, 2003

RECEIVED MAR 18 2003 181

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Stop 3-2
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

March 17, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________
Nobuyoshi Ando
General Manager
Finance & Accounting Dept.

Enclosure